EXHIBIT 21.1

SUBSIDIARIES OF SOUTHWEST BANCORPORATION OF TEXAS, INC.

1.	Southwest Holding Delaware, Inc.	Delaware
2.	SWBT Statutory Trust I	Connecticut
3.	Southwest Bank of Texas National Association*	United States
4.	Mitchell Mortgage Company L.L.C.**	Texas
5.	SWBT Insurance Agency, Inc.**	Texas
6.	SWBT Securities, Inc.**	Texas
7.	Southwest/Catalyst Capital, Ltd. (99% ownership)**	Texas

*	Subsidiary of Southwest Holding Delaware, Inc.

**	Subsidiary of Southwest Bank of Texas National Association